March 4, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: StageWise Strategies Corp.

Re: StageWise Strategies Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 8, 2024

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated January 17, 2024 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Yuliia Zaporozhan, President of the Company, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-275731) that was initially submitted to the Commission on 8th of January, 2024 (the “Registration Statement”). The Company is submitting Amendment No. 3 to the Company’s Registration Statement (“Amendment No. 3”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 2 as marked.

Amendment No. 2 to Form S-1 filed January 8, 2024

Dilution, page 21

1. You state in your response to prior comment 5 that the "% dilution" line in your dilution table is calculated as the ratio between "Dilution per share to new stockholders" and the "Assumed public offering price per share." However, the amounts in the dilution table do not support the percentages provided. For example, under the 25% scenario, dilution per share to new stockholders divided by assumed public offering price per share (i.e. $0.04/$0.03) equals 133.33% versus the 1.21% shown. In addition, it is unclear why the net tangible book value per share before the offering would differ under the various scenarios. Please ensure all calculations and disclosures in the dilution table are correct or revise as necessary.

RESPONSE:

The company has revised and updated the calculations presented in our dilution table as per the comments provided as per December 31, 2023.

Report of Independent Registered Public Accounting Firm, page F-1

2. Please explain the reference in the report of your independent registered accounting firm to accumulated deficit and negative cash flow from operations of $9,660, neither of which appear to be supported by the financial statements provided. In addition, as it appears that you have corrected your statement of cash flows in response to our comments, explain why your auditors did not include an explanatory paragraph regarding the correction of such errors and dual date their opinion. Refer to paragraph 18(e) of PCAOB Auditing Standard 3101. Also, explain why the notes to your financial statements do not include the disclosures as outlined in ASC 250-10-50-7. Lastly, ensure that the audit opinion properly defines the inception date of the company.

RESPONSE:

The updated report now accurately reflects the financial metrics supported by the relevant financial data.

Balance Sheet, page F-2

3. Please address the following as it relates to the financial statements:

• Revise the "net income" line item to instead refer to accumulated deficit as reflected in your statement of changes in stockholder's deficit.

• Revise the references to August 31, 2023 in the statement of changes in stockholders' equity (deficit) to reflect the correct period of September 30, 2023.

• Revise to ensure that your statement of cash flows properly foots. We refer you to our prior comment 12 where we noted the same issue.

RESPONSE:

The Company has updated these provisions.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation, page F-6

4.	Please explain your reference here to the "accompanying unaudited condensed financial statements" that have been prepared in accordance with "the instructions to the Form 10- Q" or revise to remove this disclosure.

RESPONSE:

We have revised the document to remove the reference to the accompanying unaudited condensed financial statements prepared in accordance with the instructions to Form 10-Q.

Please contact us for further inquiries.

STAGEWISE STRATEGIES CORP.
_______________________________________
By:	/s/ Yuliia Zaporozhan
Name: Yuliia Zaporozhan
Title: President, Director, Secretary / s/ Victor Balan Name: Victor Balan Title: Director, Treasurer